EXHIBIT 99.1

FBR & Co. Reports First Quarter 2017 Financial Results

ARLINGTON, Va., May 02, 2017 (GLOBE NEWSWIRE) -- FBR & Co. (NASDAQ:FBRC) ("FBR" or the “Company"), a leading investment bank serving the middle market, today reported pre-tax  income of $1.3 million on revenues of $32.5 million for the first quarter of 2017, compared to a pre-tax loss of $12.1 million on revenues of $17.9 million for the first quarter of 2016, and pre-tax income of $5.2 million on revenues of $40.2 million for the fourth quarter of 2016. Net income for the first quarter of 2017 was $1.3 million, or $0.17 per diluted share, compared to a net loss of $5.5 million, or $0.72 per share, for the first quarter of 2016, and net income of $5.0 million, or $0.68 per diluted share for the fourth quarter of 2016.

“Our results over the six months ended March 31 have been a significant improvement from 2015 and the first nine months of 2016, as the small cap IPO market has begun to improve,” said Chairman and Chief Executive Officer, Richard J. Hendrix. “We are looking forward to completing the proposed merger with B. Riley Financial. Our combined teams will represent the leading capital markets and institutional brokerage firm focused on the small cap universe and together, we will continue to deliver differentiated ideas and execution for issuers and investors.”

Composition of Revenues

Investment Banking

Investment banking revenue was $22.6 million for the first quarter of 2017, compared to $4.2 million for the first quarter of 2016 and $28.6 million for the fourth quarter of 2016. During the quarter, FBR completed 16 client engagements representing $5.7 billion in transaction value including one large sole-managed equity private placement, compared to 11 transactions representing $975 million in transaction value for the same period in 2016, and 21 transactions representing $1.7 billion in transaction value in the fourth quarter of 2016. The increase in first quarter 2017 revenue versus the prior year primarily reflects a recovery in the small cap IPO market as year-over-year activity increased more than 300 percent.

Institutional Brokerage

Net revenue generated in institutional brokerage was $9.4 million for the first quarter of 2017, compared to $14.4 million for the same period in 2016, and $11.3 million for the fourth quarter of 2016. Lower industry-wide cash equities volume during the first quarter of 2017 led to a quarter-over-quarter and year-over-year decline in revenue.

Expenses

Non-compensation fixed expenses for the first quarter of 2017 totaled $9.0 million, compared to $9.7 million and $9.1 million for the first and fourth quarters of 2016, respectively. Compensation and benefits expense for the first quarter of 2017 was $17.9 million, compared to $18.0 million for the same period in 2016, and $22.1 million for the fourth quarter of 2016.  The compensation-to-net revenue ratio was 55 percent in the first quarter of 2017.

Employees

At March 31, 2017, the Company had 241 full-time employees, compared to 259 at December 31, 2016, and 287 at March 31, 2016.

Balance Sheet

As of March 31, 2017, FBR continues to maintain an unlevered and transparent balance sheet, with cash and cash equivalents of $76 million, compared to $75 million as of December 31, 2016. The Company ended the first quarter of 2017 with net investment positions of approximately $18 million, down from $27 million at the end of 2016.

Shareholders’ equity as of March 31, 2017 was $116 million, and tangible book value per share was $15.59, based on 7.19 million shares outstanding, compared to shareholders’ equity of $117 million and tangible book value per share of $15.51 as of December 31, 2016.

Merger with B. Riley Financial

As previously announced, the closing of the proposed merger is subject to the satisfaction of a number of customary closing conditions, including, among others, the effectiveness of a Form S-4 registration statement filed by B. Riley Financial with the Securities and Exchange Commission (“SEC”) and the approval of certain matters related to the merger by each company’s stockholders. The parties have received notice of the early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and FBR has received FINRA approval of the Continuing Membership Application of each of FBR’s broker-dealer subsidiaries.

On Monday, May 1, 2017 the registration statement was declared effective by the SEC, and the companies announced that they would hold their respective stockholder meetings on June 1, 2017. As disclosed in the joint proxy statement prospectus, FBR expects to pay a pre-closing dividend on a per share basis in the range of $7.50 to $8.00, although the parties expect that the actual amount to be paid will be calculated and declared prior to the shareholder vote. The Company will provide further updates as the merger date approaches.

Conference Call
Investors wishing to listen to the earnings call at 9:00 A.M. U.S. EDT, Tuesday, May 2, 2017, may do so via the Web or conference call at:

Webcast link:  http://edge.media-server.com/m/p/xfyc94bf

Conference call dial-in number (domestic, toll-free):  855.425.4204

Conference call dial-in number (international):  484.756.4245

Access code:  97964473

About FBR

FBR & Co. (Nasdaq:FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiaries FBR Capital Markets & Co. and MLV & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; energy & natural resources; financial institutions; healthcare; industrials;  insurance; real estate; and technology, media & telecom. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States. For more information, please visit www.fbr.com.

Statements in this release concerning future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the effect of demand for public and private securities offerings, activity in the secondary securities markets, interest rates, the risks associated with merchant banking investments, the realization of gains and losses on principal investments, available technologies, competition for business and personnel, and general economic, political and market conditions. Financial results may fluctuate substantially from quarter-to-quarter depending on the number, size and timing of completed transactions. We have experienced, and expect to experience in the future, significant variations in our revenues and results of operations and, as a result, are unlikely to achieve steady and predictable earnings on a quarterly basis. For a discussion of these and other risks and important factors that could affect FBR's future results and financial condition, see "Risk Factors" in Part I, Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016; and other items throughout the Company's Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Additional Information about the Pending Acquisition of FBR and Where to Find It

Shareholders are urged to carefully review and consider each of B. Riley Financial, Inc.’s and FBR’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with B. Riley Financial, Inc.’s pending acquisition of FBR, B. Riley Financial, Inc. has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that includes a Joint Proxy Statement of B. Riley Financial, Inc. and FBR and a Prospectus of B. Riley Financial, Inc. (the “Joint Proxy/Prospectus”), as well as other relevant documents concerning the transaction. Shareholders are urged to carefully read the Registration Statement and the Joint Proxy/Prospectus regarding the pending acquisition of FBR in their entirety and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. The Joint Proxy/Prospectus will be mailed to shareholders.  The Joint Proxy/Prospectus and other relevant materials filed with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.

Shareholders may also obtain these documents, free of charge, from FBR by accessing FBR’s website at www.fbr.com under the tab “Investor Relations” or from B. Riley Financial, Inc. at www.brileyfin.com under the tab “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to B. Riley Financial, Inc., Attention: Corporate Secretary, 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367 or to FBR, Attention: Corporate Secretary, 1300 North Seventeenth Street, Arlington, Virginia 22209.

Participants in Solicitation

B. Riley Financial, Inc. and FBR and their directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FBR or B. Riley Financial, Inc. in connection with B. Riley Financial, Inc.’s pending acquisition of FBR. Information about the directors and executive officers of B. Riley Financial, Inc. and their ownership of B. Riley Financial, Inc. common stock is set forth in the proxy statement for B. Riley Financial, Inc.’s 2017 annual meeting of stockholders, which is included in the Joint Proxy/Prospectus. Information about the directors and executive officers of FBR and their ownership of FBR common stock is set forth in the Joint Proxy/Prospectus and in FBR’s Form 10-K/A filed with the SEC on April 21, 2017. Free copies of these documents may be obtained as described in the preceding paragraph.

Financial data follows.

FBR & CO.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)
(Unaudited)

	Quarter Ended
	March 31,

	2017	2016
REVENUES:
Investment banking:
Capital raising	$22,574	$2,530
Advisory	38	1,620
Institutional brokerage	7,705	12,184
Interest	5,484	8,364
Net investment income (loss)	443	(918)
Dividends & other	78	123
Total revenues	36,322	23,903
Interest expense	3,777	6,003
Revenues, net of interest expense	32,545	17,900

NON-INTEREST EXPENSES:
Compensation and benefits	17,900	17,995
Professional services	4,300	1,620
Occupancy and equipment	2,666	3,333
Communications	2,037	2,554
Business development	1,866	1,614
Clearing and brokerage fees	1,134	1,284
Other operating expenses	1,324	1,585
Total non-interest expenses	31,227	29,985

Income (loss) before income taxes	1,318	(12,085)

Income tax provision (benefit)	52	(6,631)

Net income (loss)	$1,266	$(5,454)

Basic income (loss) per share	$0.18	$(0.72)
Diluted income (loss) per share	$0.17	$(0.72)

Weighted average shares - basic	7,214	7,567
Weighted average shares - diluted	7,339	7,567
Cash dividends per common share	$0.20	$0.20

FBR & CO.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)
(Unaudited)

	March 31,	December 31,
ASSETS	2017	2016

Cash and cash equivalents	$75,771	$75,019
Receivables:
Securities borrowed	910,051	897,343
Due from brokers, dealers and clearing organizations	13,030	4,828
Customers	5,377	2,805
Other	3,821	4,297
Financial instruments owned, at fair value	24,927	32,401
Goodwill and intangibles	4,360	4,490
Furniture, equipment, software and leasehold improvements, net	12,008	12,624
Prepaid expenses and other assets	3,913	4,134
Total assets	$1,053,258	$1,037,941

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Securities loaned	$913,262	$892,309
Accrued compensation and benefits	5,754	12,291
Accounts payable, accrued expenses and other liabilities	17,790	15,923
Total liabilities	936,806	920,523

Shareholders' equity:
Common stock	7	7
Additional paid-in capital	255,889	252,311
Restricted stock units	8,961	14,771
Accumulated deficit	(148,405)	(149,671)
Total shareholders' equity	116,452	117,418

Total liabilities and shareholders' equity	$1,053,258	$1,037,941

Book Value per Share	$16.19	$16.13

Tangible Book Value per Share	$15.59	$15.51

Shares Outstanding (in thousands)	7,192	7,279

FBR & CO.
Financial & Statistical Supplement - Operating Results
(Dollars in thousands)
(Unaudited)

	Q-1 17	Q-4 16	Q-3 16	Q-2 16	Q-1 16
Revenues, net of interest expense	$32,545	$40,210	$19,320	$20,887	$17,900

Expenses:
Variable	10,261	14,008	6,964	6,728	6,436
Fixed	20,966	21,046	23,989	23,349	23,549

Income (loss) before income taxes	1,318	5,156	(11,633)	(9,190)	(12,085)
Income tax provision (benefit)	52	167	45,698	(982)	(6,631)

Net income (loss)	$1,266	$4,989	$(57,331)	$(8,208)	$(5,454)

Return on equity (trailing twelve months)	-38.1%	-40.2%	-44.8%	-10.6%	-4.8%

Fixed expenses	$20,966	$21,046	$23,989	$23,349	$23,549
Less: Non-cash expenses[1]	914	573	1,510	582	-
Core fixed costs[2]	$20,052	$20,473	$22,479	$22,767	$23,549

Statistical Data
Revenues per employee (annualized)	$540	$621	$283	$288	$249

Employee count	241	259	273	290	287

[1] Non-cash expenses include compensation costs associated with stock-based awards, amortization of intangibles and impairment of goodwill.

[2] Core fixed costs is a non-GAAP measurement used by management to analyze and assess the Company’s fixed operating costs. Management believes that this non-GAAP measurement assists investors in understanding the impact of the items noted in footnote 1 on the performance of the Company.

A limitation of utilizing this non-GAAP measure is that the GAAP accounting effects of these items do in fact reflect the underlying financial results of the Company and these effects should not be ignored in evaluating and analyzing the
Company's financial results. Therefore, management believes fixed expenses on a GAAP basis and core fixed costs on a non-GAAP basis should be considered together.

Contacts:
Media and Investors:  Linda E. Eddy at 703.312.9715 or leddy@fbr.com